Tradeweb Direct LLC
(a wholly-owned subsidiary of BondDesk Group LLC)

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS	
Cash	$ 22,435,382
Usage fees receivable, net	8,609,943
Receivable from clearing broker	200,000
Receivable from affiliates	1,961,271
Other assets	472,439
Total assets	$ 33,679,035
LIABILITIES AND MEMBER'S CAPITAL	
Liabilities:	
Accounts payable and accrued liabilities	$ 348,713
Accrued compensation	4,484,528
Payable to affiliates	836,811
Total liabilities	5,670,052
Member's capital	28,008,983
Total liabilities and member's capital	$ 33,679,035

The accompanying notes are an integral part of this financial statement.